# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHARLES & COLVARD LTD, CIK 0001015155
CUSIP: 159765106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0002015561
Persons authorized to receive notices and communications: Ben Franklin, 3661 Valverde Cir, JACKSONVILLE, Florida (FL), 32224, 9042945879

## Reporting persons
- Riverstyx Capital Management LLC (CIK 0002015561): type of reporting person: other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class); the aggregate amount excludes certain shares
- The Riverstyx Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class)
- Riverstyx Fund, GP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 232,106; sole dispositive power 0; shared dispositive power 232,106; aggregate amount beneficially owned 232,106 (7.4% of the class)
- Ben Franklin: type of reporting person: individual (IN), partnership (PN), other (OO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100; shared voting power 232,106; sole dispositive power 100; shared dispositive power 232,106; aggregate amount beneficially owned 232,206 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CHARLES & COLVARD LTD
Address of issuer's principal executive offices: 170 SOUTHPORT DRIVE, MORRISVILLE, North Carolina (NC), 27560

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 22, 2025, Riverstyx Capital Management, LLC and its affiliates (together, the "Reporting Persons") delivered a notice of nomination (the "Nomination Notice") to Charles & Colvard, Ltd. (the "Issuer") nominating Ben Franklin, Michael R. Levin, and Lloyd M. Sems (collectively, the "Nominees") for election to the Issuer's Board of Directors at the Issuer's 2025 Annual Meeting of Shareholders (including any adjournments, postponements, or reschedulings thereof, the "Annual Meeting"). A copy of the Nomination Notice is filed as Exhibit 1 hereto and incorporated by reference herein.

The Reporting Persons intend to solicit proxies from the Issuer's shareholders in support of the election of the Nominees at the Annual Meeting. In connection therewith, the Reporting Persons may file with the Securities and Exchange Commission additional solicitation materials, including press releases, letters, presentations, and other communications to shareholders, pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

The Reporting Persons may also have discussions with the Issuer's management, board of directors, other shareholders, and other interested parties concerning the business, governance, operations, strategy, future plans, and corporate structure of the Issuer. The Reporting Persons may take other steps seeking to bring about changes to increase shareholder value, including, without limitation, pursuing additional board representation, changes in management or strategy, or other actions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Nomination Notice, dated August 22, 2025

## Signatures
- Riverstyx Capital Management LLC: Ben Franklin, Manager of its GP (09/02/2025)
- The Riverstyx Fund, LP: Ben Franklin, Manager (09/02/2025)
- Riverstyx Fund, GP: Ben Franklin, Manager (09/02/2025)
- Ben Franklin: Ben Franklin, Ben Franklin (09/02/2025)